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Rob May · 3rd

CoFounder/CEO at Talla

Greater Boston Area · 500+ connections · Contact info

Talla

University of Kentucky

About

I love complex systems. I'm really interested in almost anything that even loosely relates to economics, brains, and computers. In particular, I like Machine Intelligence, and Brain-Machine interfaces.
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Articles & activity

3,507 followers

Talla's HR Bot Now Comes PreLoaded With 500 HR...

Rob May
Published on LinkedIn

One big problem with building a bot that does HR work for you is that it takes time to learn about your company. Talla needs to be inserted into various workflows for onboarding, me: ...see more

40 · 1 Comment

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My sister's all-food-allergy-free bakery (ranked #2 nationwide) is n...
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Mistakes That VCs Cause Founders To Make
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4 Reactions

Synthetic Social Media - an industry I expect AI to create.
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7 Reactions • 2 Comments

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Experience

CEO/CoFounder
Talla
Aug 2015 – Present · 4 yrs 3 mos
Machine intelligence, virtual assistants, conversational UI/UX.

Independent Board Member
AdmitHub
Jun 2017 – Present · 2 yrs 5 mos
Greater Boston Area

Partner / Angel Investor
Half Court Ventures

Jan 2016 – Present · 3 yrs 10 mos
Current investments are: Netra, Jobble, Kemvi, SeedCX, Bulletin, Flow Labs, Simbe Robotics, Greppy, LeadIQ, LegalRobot, Isocline, LBRY, Sensay

datto

SVP of Business Development
Datto, Inc.
Dec 2014 – Jun 2015 · 7 mos

Integration of Backupify acquisition, managing ISV partner relationships, etc

backupify

CEO and Co-Founder
Backupify (Acquired by Datto 12/14)
Oct 2008 – Dec 2014 · 6 yrs 3 mos
Cambridge, MA

Backupify provides a secure second copy of your cloud data. Our primary products are automated backup solutions for Salesforce and Google Apps.

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Education

University of Kentucky
BSEE, Electrical Engineering
1994 – 2000

University of Kentucky
MBA, General
1994 – 2000

Skills & Endorsements

Start-ups · 82

Endorsed by **Larry Kim and 19 others who are highly skilled at this**

Endorsed by **3 of Rob's colleagues at Talla**

Business Development · 47

Endorsed by **Chris Lawson, CFSP, who is highly skilled at this**

Endorsed by **2 of Rob's colleagues at Talla**

Project Management · 31

Endorsed by **2 of Rob's colleagues at Talla**

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Recommendations

Received (3) Given (16)

Jeff Benanto
B2B SaaS Marketing | Customer Marketing, Advocacy and Corporate Communications @ Everbridge
January 24, 2012, Rob was a client of Jeff's

Simply put, Rob May is one of the web's most critical, refreshing and important thinkers. Since the first day that he moved his cloud data management company, Backupify, to Boston, he established himself (and his company) as a thought leader in SaaS and an array of other subjects related to data c... See more

Nick Huhn

Rob is an independent thinker, a self-professed contrarian to



Digital marketing architect: I use tech, creativity, and analytics to build brands

July 26, 2009, Nick reported directly to Rob

conventional 'wisdom', and a patently brilliant business strategist with entrepreneurship [finding and monetizing valuable opportunities] deeply rooted in his core. With a sharp intellect and unwavering focus on pragmatism, Rob consisten... See more

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Interests

The Global CIO & Executive IT Gr...
6,249 members

University of Kentucky
184,340 followers

Salesforce Solutions & Tips
26,919 members



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Founder and CTO at HubSpot
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Editor in Chief of Wired
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Entrepreneur, Angel Investor, Author
615,569 followers

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